UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

FORM 11-K
__________________________________________

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 15, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _____ to ______

Commission File Number: 001-08052
__________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LIBERTY NATIONAL LIFE INSURANCE COMPANY
401(K) PLAN
3700 South Stonebridge Drive
McKinney, Texas 75070
469-525-4253

__________________________________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000
__________________________________________

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
For the years ended February 15, 2017 and December 31, 2016

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Liberty National Life Insurance Company 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Liberty National Life Insurance Company 401(k) Plan (the “Plan”) as of February 15, 2017 and December 31, 2016, and the related statements of changes in net assets available for benefits for the periods then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 15, 2017 and December 31, 2016, and the changes in net assets available for benefits for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Lane Gorman Trubitt, LLC

Dallas, Texas
August 14, 2017

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
For the years ended February 15, 2017 and December 31, 2016

Statements of Net Assets Available for Benefits
February 15, 2017 and December 31, 2016

	2017	2016
Assets
Investments, at fair value:
Torchmark Corporation common stock	$—	$1,974,703
Pooled separate accounts	—	5,121,162
Short-term investments	—	98,621
	—	7,194,486
Investments, at contract value:
Unallocated annuity contract	—	2,090,990

Total investments	—	9,285,476

Notes receivable from participants	—	270,791
Accrued investment income	—	47
Total assets	—	9,556,314

Total liabilities	—	—

Net assets available for benefits	$—	$9,556,314

The accompanying notes are an integral part of these financial statements.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
For the years ended February 15, 2017 and December 31, 2016

Statements of Changes in Net Assets Available for Benefits
Period from January 1, 2017 through February 15, 2017 and year ended December 31, 2016

	2017	2016
Investment income:
Cash dividends—Torchmark common stock	$3,748	$17,039
Dividends on pooled separate accounts and unallocated annuity contract	7,554	69,787
Interest income—notes receivable from participants	1,309	11,057
Interest income—short-term investments	57	317
	12,668	98,200

Net appreciation in fair value of investments	313,259	792,547

Contributions:
Participant contributions	54,852	461,584
Employer contributions	14,275	107,572
	69,127	569,156

Total additions	395,054	1,459,903

Benefits paid to participants	365,903	1,967,512
Net increase (decrease) in net assets	29,151	(507,609)

Net assets available for benefits:
Beginning of plan year	9,556,314	10,063,923
Transfer of assets into this plan	5,422,031	—
Transfer of assets from this plan	(15,007,496)	—
End of plan year	$—	$9,556,314

The accompanying notes are an integral part of these financial statements.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended February 15, 2017 and December 31, 2016

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Liberty National Life Insurance Company 401(k) Plan (the “Plan”) was adopted on December 28, 1995 by the Board of Directors of Liberty National Life Insurance Company (“Liberty National”) and became effective as of January 1, 1995.

Valuation of Investments

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offered a choice of various mutual funds via pooled separate accounts including (i) money market and bond funds which invested primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and municipalities that provided income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invested in a diversified group of high-quality, fixed income investments, and (iii) equity funds which invested in common stocks and consisted of several individual investment options for various levels of risk tolerance. Investments in pooled separate accounts were recorded at the fair value of the underlying investments.

The Plan offered an investment in an unallocated annuity contract of the Plan trustee. The trustee maintained the contributions in a general account, which was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract was included in the financial statements at contract value as reported to the Plan by the trustee. Contract value was equal to contributions received plus interest credited, less payments, withdrawals, or transfers. The interest rate credited on the unallocated annuity contract varies based on a formula determined by the Plan trustee, but was not less than a guaranteed floor interest rate determined annually. The interest rate credited for 2017 and 2016 was 3.00%. Participants could ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract had certain restrictions that impact the ability to collect the full contract value; for example, the Plan could not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believed that the occurrence of events that would cause the plan to transact at less than contract value was not probable. The trustee could not terminate the contract at any amount less than contract value.

Contract value was the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the Plan’s interest in the unallocated annuity contract is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with United States Generally Accepted Accounting Principles (“US GAAP”) requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended February 15, 2017 and December 31, 2016

Risks and Uncertainties

The Plan utilized various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue Recognition

Dividend and interest income is recorded as earned. Torchmark dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative Expenses

Administrative expenses of the Plan are paid by Liberty National and its affiliates. The Plan has no obligation to reimburse the administrative expenses paid on its behalf.

Federal Income Taxes

In connection with the amending and restating of the Plan effective January 1, 2015, the Internal Revenue Service (“IRS”) has issued a determination letter dated February 9, 2017 stating that the Plan is acceptable under Section 401(k) of the Internal Revenue Code (“IRC”) and, therefore, is exempt from federal income tax. Although the Plan was amended prior to receiving the determination letter, the administrative committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of February 15, 2017 and December 31, 2016 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

NOTE B—DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Participant Contributions

To be eligible to participate, an employee must have been hired on or after January 1, 1995 and must have completed a year of credited service with a sponsoring employer. Eligible employees through May 10, 2016 could contribute up to 30% of their annual compensation, subject to certain limitations, and could direct the investment in their participant and employer accounts. The Plan was amended effective May 11, 2016 to allow eligible employees to contribute up to 60% of their annual compensation subject to certain limitations. Participant contributions were to be made on a pre-tax salary deferral basis under a traditional 401(k) plan. Effective May 11, 2016, the Plan was amended to also permit Roth contributions into the Plan.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended February 15, 2017 and December 31, 2016

No employee hired by an employer after December 31, 2011 (after October 31, 2012 for an employee who was classified, treated, or otherwise characterized by the employer as a general agent, trainer, agent, branch manager, regional manager, district manager, broker, solicitor, unit manager, assistant unit manager, or any other individual whose primary duty involved the direct sale of insurance, regardless of the mode of compensation) could become a Participant in the Plan, and no former Participant who was rehired as an Employee by an Employer after December 31, 2011 (after October 31, 2012 for a former Participant who was classified, treated, or otherwise characterized by the Employer as a general agent, trainer, agent, branch manager, regional manager, district manager, broker, solicitor, unit manager, assistant unit manager, or any other individual whose primary duty involved the direct sale of insurance, regardless of the mode of compensation) could re-enter the Plan.

Participating Employer Contributions

Participating employers contributed to the Plan out of their current or accumulated earnings for the year, an amount equal to 35% of a participant’s contributions (limited to 6% of a participant's compensation).

Participant Accounts

Each participant’s account was credited with the participant’s contribution, the employer’s matching contribution, and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant was entitled was the vested benefit that could be provided from the participant’s account.

Notes Receivable from Participants

Any actively employed participant could apply for a Plan loan. The minimum loan amount was $1,000, and the maximum loan amount was the lesser of $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the loan was made or 50% of the participant’s vested account balance. A participant could not take more than one loan per calendar year, and a participant could not have more than one outstanding loan at a time. Loans were secured by the participants’ account balances. Loan repayments of principal and interest were made by payroll deduction over a reasonable time period not to exceed 60 months. The loan interest rate was determined by the trustee using the prime interest rate published in the Wall Street Journal on the last business day of the month plus 1%.

Notes receivable from participants were measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income was recorded on the accrual basis. No allowance for credit losses has been recorded as of February 15, 2017 or December 31, 2016. If a participant ceased to make loan repayments and the plan administrator deemed the loan to be in default, the loan balance was reduced and a benefit payment recorded. Delinquent participant loans were reclassified as distributions based upon the terms of the Plan document.

Participating Employers

As of February 15, 2017 and December 31, 2016, the following company was a participating employer in the Plan:

•	Liberty National (McKinney, Texas)

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended February 15, 2017 and December 31, 2016

Vesting Provisions

Participants had a fully vested and non-forfeitable interest in their own account. For participants with one or more hours of credited service on or after January 1, 2002, the participant's employer account was vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-Forfeitable Percentage
Less than 2	—%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

For participants with no credited service on or after January 1, 2002, the participant’s employer account was vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-Forfeitable Percentage
Less than 2	—%
2 but less than 3	10%
3 but less than 4	20%
4 but less than 5	40%
5 but less than 6	60%
6 but less than 7	80%
7 or more	100%

Benefit Payment Provisions

Participants who terminated could withdraw all or part of their participant account and the vested portion of their employer account. All benefits under this Plan were paid as single sums. The participant could take payments in cash or shares. Withdrawals prior to termination of employment were allowed only under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59 ½ for any reason. Benefits were recorded when paid. Participants were charged a $25 fee for processing a hardship withdrawal or a withdrawal after age 59 ½. These fees were deducted from the proceeds paid to the participant and are reflected in the financial statements in “Benefits paid to participants.”

Forfeitures

If an employee incurred five consecutive “one year breaks in service” for any reason other than death or normal retirement, and was not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account was forfeited. Forfeitures were applied to reduce subsequent contributions of the employer. The Plan had unallocated forfeitures of $0 and $27,300 at February 15, 2017 and December 31, 2016, respectively. The Plan applied forfeitures to reduce employer match of $0 and $12,856 for 2017 and 2016, respectively.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended February 15, 2017 and December 31, 2016

NOTE C—FAIR VALUE MEASUREMENTS

US GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of February 15, 2017 and December 31, 2016.

•	Short term investments: Valued at the net asset value of shares held by the Plan at year end.

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

•
Pooled separate accounts: Valued, as a practical expedient, at the net asset value of units held by the Plan at year end. The net asset value of these accounts is based on the market value of its underlying investments. The net asset value is not a publicly-quoted price in an active market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended February 15, 2017 and December 31, 2016

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Common stocks	$1,974,703	$—	$—	$1,974,703
Short term investments	98,621	—	—	98,621
Total assets in the fair value hierarchy	$2,073,324	$—	$—	$2,073,324
Pooled separate accounts(a)	—	—	—	5,121,162
Total investments at fair value	$2,073,324	$—	$—	$7,194,486

(a) These investments are valued using net asset value as a practical expedient, and therefore have not been classified in the fair value hierarchy.

NOTE D—RELATED PARTY TRANSACTIONS

The participants were allowed to purchase and to subsequently sell the common stock of Torchmark, which is the parent of the Plan sponsor. Such purchases and sales, which are considered party-in-interest transactions, were handled by Investors Bank & Trust, a party-in-interest to the Plan, during 2017 and 2016 based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock were deposited in an interest-bearing short-term fund. These funds were deposited in the Investors Bank & Trust Investcash Fund.

NOTE E—PLAN MERGER: TRANSFER FROM OTHER PLAN

Effective February 15, 2017, the Liberty National Life Insurance Company Defined Contribution Plan (“LNL DC”) was merged into and with the Liberty National Life Insurance Company 401(k) Plan (“LNL 401(k)”). On the date of the merger, total plan assets transferred from the LNL DC Plan into the LNL 401(k) Plan equaled $5,422,031, which represented the entire balance of LNL DC’s net assets available for benefits as of the merger date.

NOTE F—PLAN MERGER: TRANSFER TO OTHER PLAN

Also effective February 15, 2017, the newly-merged LNL 401(k) Plan was merged into and with the Torchmark Corporation Savings and Investment Plan (“TCSI”). On the date of the merger, total plan assets transferred from the LNL 401(k) Plan into the TCSI Plan equaled $15,007,496, which represented the entire balance of LNL 401(k)’s net assets available for benefits as of the merger date.

***********

Index of Exhibits

99.1
Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated February 27, 2017 into Form S-8 of the Liberty National Life Insurance Company 401(k) Plan (Registration No. 33-65507) (incorporated by reference from Exhibit 23 to Form 10-K for the year ended December 31, 2016).

99.2
Consent of Lane Gorman Trubitt, LLC to the incorporation by reference of their independent registered public accounting firm report of August 14, 2017, into Form S-8 Registration Statement No. 33-65507.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

LIBERTY NATIONAL LIFE
INSURANCE COMPANY
401(K) PLAN

By: /s/ Frank M. Svoboda
Frank M. Svoboda, Member
Administrative Committee

By: /s/ Cory W. Newman
Cory W. Newman, Member
Administrative Committee

By: /s/ Ben W. Lutek
Ben W. Lutek, Member
Administrative Committee

By: /s/ David K. Carlson
David K. Carlson, Member
Administrative Committee

Date: August 14, 2017